FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                Name and Address of Company

Northern Dynasty Minerals Ltd.
15th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2                Date of Material Change

February 25, 2016

Item 3                News Release

A News release was issued by Northern Dynasty Minerals Ltd. (“Northern Dynasty” or the “Company”) on February 25, 2016 and distributed through Canada Newswire and filed on SEDAR.

Item 4                Summary of Material Change

The Company announced a restructuring of its Board of Directors resulting in a reduction of the number of members to seven.

Item 5                Full Description of Material Change

5.1                      Full Description of Material Change

The Company announced a restructuring of its Board of Directors resulting in a reduction of the number of members to seven. Scott Cousens, Gordon Fretwell, Wayne Kirk, Russell Hallbauer, Peter Mitchell and Marchand Snyman have each resigned from the Board and David De Witt has been added as a new director.

David De Witt is the Chairman of Pathway Capital Ltd., a private venture capital company. In conjunction with his law practice and subsequent involvement in the raising of venture capital, Mr. De Witt has over 20 years’ experience financing public companies and structuring and negotiating major transactions in the mining sector. He holds a Bachelor of Commerce degree from the University of British Columbia and a Bachelor of Law degree, also from the University of British Columbia.

The Northern Dynasty Board of Directors will now consist of Robert Dickinson (Chairman), Ron Thiessen, Marcel de Groot, David De Witt, Desmond Balakrishnan, Gordon Keep and Ken Pickering.

The Audit and Risk Committee will consist of David De Witt, Gordon Keep and Marcel de Groot as the Chair.

The Nominating and Governance Committee will consist of Marcel de Groot, Desmond Balakrishnan and David De Witt as the Chair.

The Compensation Committee will consist of Marcel de Groot, Desmond Balakrishnan and Ken Pickering as the Chair.

Ron Thiessen on behalf of the Board of Directors and shareholders would like to thank each of Messrs. Cousens, Fretwell, Hallbauer, Kirk, Mitchell and Snyman for their contributions to the Company through their tenure as directors and wishes them well in their future endeavors. Mr. Snyman will remain as the Company’s Chief Financial Officer.

5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                Omitted Information

Not applicable.

Item 8                Executive Officer

Trevor Thomas
Secretary and General Counsel
Tel: 604-684-6365

Item 9                Date of Report

February 25, 2016